               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13G
    INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
          UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 4)*

                    Florida East Coast Industries, Inc.
                      (Name of Issuer)

                Common Stock, $6.25 Par Value.
                (Title of Class of Securities)

                          340632108
                        (CUSIP Number)













Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               (Continued on the following page(s))
                      Page 1 of 8 Pages
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CUSIP No. 340632108          13G           Page 2 of 8 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Heine Securities Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  __
     Not Applicable                          (a) /__/
                                             (b) /__/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF INCORPORATION

     Delaware

NUMBER OF      5    SOLE VOTING POWER
SHARES              602,900 (See Introductory Note)
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            None (See Introductory Note)
EACH           7    SOLE DISPOSITIVE POWER
REPORTING           602,900 (See Introductory Note)
PERSON         8    SHARED DISPOSITIVE POWER
WITH                None (See Introductory Note)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON         602,900 (See Introductory Note)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* /__/

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.7%

12   TYPE OF REPORTING PERSON*

     IA



             *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 340632108          13G           Page 3 of 8 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Michael F. Price

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  __
     Not Applicable                          (a) /__/
                                             (b) /__/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF INCORPORATION

     United States

NUMBER OF      5    SOLE VOTING POWER
SHARES              None (See Introductory Note)
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            602,900 (See Introductory Note)
EACH           7    SOLE DISPOSITIVE POWER
REPORTING           None (See Introductory Note)
PERSON         8    SHARED DISPOSITIVE POWER
WITH                602,900 (See Introductory Note)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON         602,900 (See Introductory Note)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* /__/

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.7%

12   TYPE OF REPORTING PERSON*

     IN



             *SEE INSTRUCTION BEFORE FILLING OUT!

Introductory Note

This statement on Schedule 13G is being filed by Heine
Securities Corporation ("HSC"), an investment adviser registered under the Investment Advisers Act of 1940. One or more of HSC's advisory clients is the legal owner of the securities covered by this statement. Pursuant to investment advisory agreements with its advisory clients, HSC has sole investment discretion and voting authority with respect to such securities.

This statement on Schedule 13G is also being filed by Michael F. Price. Mr. Price is President of HSC, in which capacity he exercises voting control and dispositive power over the securities reported herein by HSC. Mr. Price, therefore, may be deemed to have indirect beneficial ownership over such securities. Neither Mr. Price nor HSC has any interest in dividends or proceeds from the sale of such securities, owns any such securities for his or its own account, and disclaims beneficial ownership of all the securities owned by HSC's advisory clients reported herein by HSC.

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Item 1 (a).  Name of Issuer:

             Florida East Coast Industries, Inc.

Item 1 (b).  Address of Issuer's Principal Executive
             Offices:

             1650 Prudential Drive
             Jacksonville, FL 32201-1380

Item 2 (a).  Name of Persons Filing:

             Heine Securities Corporation, Michael F. Price

Item 2 (b).  Address of Principal Business Office:

             51 John F. Kennedy Parkway
             Short Hills, NJ 07078

Item 2 (c).  Citizenship:

             Heine Securities Corporation ("HSC") is a
             Delaware corporation. Michael F. Price is a
             United States citizen.

Item 2 (d).  Title of Class of Securities:

             Common Stock, $6.25 Par Value.

Item 2 (e).  Cusip Number:  340632108

Item 3.      The persons filing this Schedule 13G are:

             An investment adviser registered under Section
             203 of the Investment Advisers Act of 1940; Mr.
             Price is President of HSC.

Item 4. Ownership.

       (a)   Amount Beneficially Owned:  602,900

       (b)   Percent of Class:  6.7%

       (c)   Number of shares as to which HSC and Michael
             Price have:

       (i)   sole power to vote or direct the vote: 602,900

       (ii)  shared power to vote or direct the vote: 0

       (iii) sole power to dispose or to direct the disposition of: 602,900

       (iv) shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class:

             If this statement is being filed to report the
             fact that as of the date hereof the reporting
             person has ceased to be the beneficial owner of
             more than five percent of the class of
             securities, check the following    [  ]

Item 6. Ownership of More Than Five Percent on Behalf of
        Another Person:

             Not Applicable

Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on by the
        Parent Holding Company: Not Applicable

Item 8. Identification and Classification of Members of the
        Group: Not Applicable

Item 9. Notice of Dissolution of Group: Not Applicable

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Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEINE SECURITIES CORPORATION

By: /s/ Michael F. Price
        President

MICHAEL F. PRICE
    /s/ Michael F. Price

Dated:  February 1, 1996

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                    JOINT FILING AGREEMENT
In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 1, 1996.

HEINE SECURITIES CORPORATION

By: /s/ Michael F. Price
        President

MICHAEL F. PRICE
    /s/ Michael F. Price






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